UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.   20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        MONARCH CASINO & RESORT, INC.
                               (Name of Issuer)

                   COMMON STOCK, $0.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                   609027107
                                (CUSIP Number)

BEN FARAHI - 1175 WEST MOANA LANE, SUITE 200, RENO, NV 89509 - (775) 825-3355
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                June 15, 2006
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall 1be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 6090271027

1. NAMES OF REPORTING PERSONS

   Ben Farahi

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)    [   ]
                                                      (b)    [   ]

3. SEC USE ONLY


4. SOURCE OF FUNDS

   PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
or
   2(e)   [    ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   USA

NUMBER OF        7. SOLE VOTING POWER: 2,164,184
SHARES BENE-
FICIALLY         8. SHARED VOTING POWER:  0
OWNED BY
EACH REPORT-     9. SOLE DISPOSITIVE POWER: 2,164,184
ING PERSON
WITH            10. SHARED DISPOSITIVE POWER:  0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    2,164,184

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES [    ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.4%

14. TYPE OF REPORTING PERSON

    IN



ITEM 1. SECURITY AND ISSUER.

     This Statement relates to shares of common stock, $0.01 par value per share (the ?Common Stock?), of Monarch Casino & Resort, Inc. (the ?Company?).
 The address of the Company?s principal executive office is 3800 South Virginia St., Reno, Nevada 89502.


ITEM 2. IDENTITY AND BACKGROUND.

     (a) - (c) This Statement is being filed by Ben Farahi (the ?Reporting Person?). The business address of the Reporting Person is c/o Biggest Little Investments, L.P., 1175 West Moana Lane, Suite 200, Reno, Nevada 89509. The Reporting Person is the Manager of Maxum, LLC, a Nevada limited liability company that is the General Partner of Biggest Little Investments, L.P., a Delaware limited partnership.

     (d) - (e) During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     In August 1993, the Company went public via an initial public offering (the ?Offering?). The Reporting Person was allocated 4,141,666 shares (adjusted for 2-for-1 stock split on March 31, 2005) of Common Stock of the Company as consideration for the Reporting Person?s partial ownership in Golden Road Motor Inn, Inc. as well as other personal assets that were acquired by the Company in connection with the Offering.

     In 2000, the Reporting Person made a charitable contribution of 18,000 shares (adjusted for stock split) of the Company?s Common Stock.

     In May 2002, Jila Farahi, the Reporting Person?s sister, transferred all of her shares of the Company's Common Stock previously held by her as an individual to the Jila Farahi Trust, a trust governed under the laws of the State of Nevada. Jila Farahi is the primary beneficiary of the trust and one of the trustees. The Reporting Person was also one of the trustees. Pursuant to the terms of the trust agreement, the Reporting Person, as a co-trustee, shared the power to dispose of the shares of the Company's Common Stock held by the trust and also shared voting power of the shares of the Company's Common Stock equally with the other trustees.

     On July 2, 2002, the Reporting Person sold 1,168,012 (adjusted for stock split) shares of the Company's Common Stock through a registered public offering (S.E.C. File Number 333-89698), which was declared effective by the Securities and Exchange Commission on July 2, 2002.

     In 2002, the Reporting Person bought 1,000 shares (adjusted for stock split) of the Company's Common Stock in an open market transaction. The funds used to purchase these shares came from the Reporting Person?s personal funds.

     In October 2004, the Reporting Person was granted an option pursuant to the Company's 1993 Executive Long-Term Incentive Plan, as amended, to purchase 100,000 shares (adjusted for stock split) of the Company's Common Stock at $11.69 per share. The option vesting schedule was follows: 33,332 shares on October 21, 2005; 33,334 shares on October 21, 2006; and 33,334 shares on October 21, 2007.

     In November 2004, the Reporting Person sold 10,000 shares (adjusted for stock split) of the Company's Common Stock in an open market transaction at an average price of $18.90 per share.

     From February 2005 through March 2005, the Reporting Person sold 150,000 shares (adjusted for stock split) of the Company's Common Stock in a series of open market transactions at an average price of $21.26 per share.

     From February 2005 through March 2005, the Jila Farahi Trust sold an aggregate of 100,000 shares (adjusted for stock split) of Company?s Common Stock in a series of open market transactions at an average price of $20.20 per share. In December 2005, the Jila Farahi Trust sold an aggregate of 55,100 shares of the Company?s Common Stock in a series of open market transactions at an average price of $22.66 per share. In January 2006, the Jila Farahi Trust sold an aggregate of 96,900 shares of the Company?s Common Stock in a series of open market transactions at an average price of $25.57 per share. In March 2006, the Jila Farahi Trust sold an aggregate of 36,000 shares of the Company?s Common Stock in a series of open market transactions at an average price of $27.47 per share.

     In October 2005, the Reporting Person was granted an option pursuant to the Company's 1993 Executive Long-Term Incentive Plan, as amended, to purchase 10,000 shares of the Company's Common Stock at $18.06 per share. All the options under this award were to vest on October 21, 2008.

     From January 13, 2006, through January 27, 2006, the Reporting Person sold an aggregate of 136,500 shares of Common Stock at an average price of $24.99 per share through a series of open market transactions.

     From February 24, 2006, through March 17, 2006, the Reporting Person sold an aggregate of 192,500 shares of Common Stock at an average price of $27.64 per share through a series of open market transactions.

     From March 23, 2006, through March 28, 2006, the Reporting Person sold an aggregate of 113,000 shares of Common Stock at an average price of $28.84 per share through a series of open market transactions.

     On April 1, 2006, the Reporting Person resigned as a co-trustee of the Jila Farahi Trust and, as of that date, no longer has voting or dispositive power with regard to the shares of the Company's Common Stock held in the Jila Farahi Trust.

     On May 23, 2006, the Reporting Person resigned from his positions as an executive officer and director of the Company and, as a result, all of his stock options were vested on such date. From May 26, 2006, through June 2, 2006, the Reporting Person exercised and sold all 110,000 shares underlying such options.

     From June 5, 2006, through June 27, 2006, the Reporting Person sold an aggregate of 190,470 shares of Common Stock at an average price of $26.81 per share through a series of open market transactions.


ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Person originally purchased his shares of Common Stock for investment purposes and with a view to making a profit. On May 23, 2006, the Reporting Person tendered his resignation as an executive officer and members of the Board of Directors of the Company. On April 1, 2006, the Reporting Person also resigned as a trustee of the Jila Farahi Trust, which beneficially owns shares of the Company's Common Stock. The Reporting Person intends to continue to sell his shares of Common Stock in open market transactions for purposes of divesting his ownership interest in the Company, subject to compliance with Federal and state securities laws.

     Except as described above in this Item 4, the Reporting Person has no plans or proposals which would relate to or result in:

     (a) The acquisition of additional securities of the Company, or the disposition of securities of the Company or its subsidiary;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or its subsidiary;

     (c) A sale or transfer of a material amount of assets of the Company or its subsidiary;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company?s business or corporate structure;

     (g) Changes in the Company?s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to those enumerated above.

     Any future decision of the Reporting Person to take any such actions with respect to the Company or its securities will take into account various factors, including the prospects of the Company, general market and economic conditions and other factors deemed relevant.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 2,164,184 shares of the Company?s Common Stock, which represents approximately 11.4% of the issued and outstanding shares of Common Stock. The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon 18,911,408 shares outstanding, which is the total number of shares outstanding on May 8, 2006. The Reporting Person does not have shared voting or dispositive power with respect to any shares of Common Stock.

     (c) From June 5, 2006, through June 27, 2006, the Reporting Person sold an aggregate of 190,470 shares of Common Stock at an average price of $26.81 per share through a series of open market transactions.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company?s Common Stock owned by the Reporting Person.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
        TO
        SECURITIES OF THE ISSUER.

     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.



                                  SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   June 28, 2006                    /s/ Ben Farahi
                                          --------------
                                              Ben Farahi